Exhibit 99.2

PicPay

4Q25 & 2025

Earnings Release

Fatura fechada
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PicPay

PicPay reaches R$502 million adjusted net income in 2025 and 24% ROE in 4Q25

PicPay Reports 4Q25 & 2025 Operating and Financial Results

4Q25 Highlights:

Total Accounts	Deposits	Credit Portfolio
67.0M	R$28.7B	R$24.1B
As of December 25	As of December 25	As of December 25
+11% yoy	+44% yoy	+128% yoy
Net Revenue	**Adjusted Net Income**	**Adjusted ROE**
R$3.0B	R$188.2M	24.4%
		Quarterly Annualized
+69% yoy	+136% yoy	+5.4 p.p. yoy

2025 Highlights:

Total TPV	Total Cash-in	Loan Origination
R$550.0B	R$483.4B	R$11.4B
+31% yoy	+29% yoy	+67% yoy
Net Revenue	**Adjusted EBT**	**Adjusted Net Income**
R$10.3B	R$591.7M	R$502.0M
+85% yoy	+71% yoy	+99% yoy

investor.picpay.com

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Message From the Management

We closed 2025, marking one of the most relevant chapters in PicPay’s history. It was a year that consolidated more than a decade of building the company and culminated in strong results that paved the way for our Nasdaq debut under the ticker PICS.

Over the years, the company evolved from a pioneering digital wallet into a full digital bank. Today, PicPay is among the largest digital banks in the country, with a portfolio that integrates financial services and everyday experiences for consumers and SMBs. This journey reflects a consistent strategy focused on user engagement, revenue diversification, and disciplined growth with a strong focus on profitability.

In January of this year, we completed our initial public offering, symbolizing the maturity of this journey and inaugurating a new chapter for the company. More than a milestone, the IPO strengthens our capital structure and expands our ability to invest in technology, innovation, and new growth avenues, while bringing additional maturity to our organization as we position ourselves alongside leading global fintech companies. We would like to thank all our investors who supported us throughout this journey and who believe in our story.

This first earnings release as a listed company reflects the strength of our business model.

In 2025, our total revenue surpassed R$10 billion, representing 85% year-over-year growth, driven by the expansion of our financial services portfolio and increased cross-selling within our customer base.

Looking at our revenue composition, we have achieved a very healthy diversification. By the end of 2025, 49% of revenues came from float, fees, commissions, and services, primarily driven by our digital wallet and insurance operations, which have become one of the company’s key businesses. We reached 9 million active policies by the end of the fourth quarter, representing 76% year-over-year growth, positioning us as one of the largest digital insurance distributors in Brazil.

We also recently announced the acquisition of Kovr, our main distribution partner over the past three years, which is still pending regulatory approval. This transaction will significantly accelerate our insurance strategy, bringing more products, stronger synergies, and greater portfolio diversification.

At the same time, credit remains one of our main growth drivers. We closed the year with a total loan portfolio of R$24 billion, representing 128% year-over-year growth. As of 4Q25, credit accounts for 52% of the company’s total revenue, with 33% coming from unsecured credit products such as personal loans, BNPL, and credit cards, and 19% from secured credit products, including public and private payroll loans, secured credit cards, and FGTS prepayment.

Our strategy prioritizes a balanced mix between secured and unsecured credit, with progressive credit limit evolution based on customer behavior. Currently, two-thirds of new originations come from secured products, particularly driven by the growth of our private payroll loan product, where we already rank among the largest originators in a large and highly attractive addressable market with very healthy unit economics.

The remaining one-third of originations comes from unsecured products, mainly credit cards, focused on customers for whom we already have at least 12 months years of credit behavior history.

We believe our risk management framework is more defensive than the industry average, given our more balanced loan portfolio mix. In our unsecured credit operations, higher-risk profiles are matched with shorter tenors, lower leverage-to-income ratios, and higher spreads.

In addition, our underwriting capabilities are powered by strong proprietary data sources. Our digital wallet — one of the largest in the country — serves as a key pillar for data collection. Combined with Open Finance, which provides additional insights into balances, cards, and investment behavior from customers who grant us consent, this significantly enhances our underwriting capabilities.

Looking ahead, we expect credit to represent around 60% of total revenues, with secured credit growing faster and reaching approximately 25% of total revenues.

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From a unit economics perspective, revenue per active customer (ARPAC) reached R$71 in the last quarter, representing 52% year-over-year growth, and more than three times our cost to serve, which was R$20 in the quarter, growing only 11% year over year. This highlights the operational efficiency of our model and our ability to grow with discipline while expanding margins and ROE.

Adjusted net income reached R$502 million in the year, representing nearly 99% growth year over year, and delivering 24.4% ROE in the fourth quarter, demonstrating our ability to continue growing above the market while delivering strong profitability.

Our strategy remains anchored in clear pillars: the digital wallet as the central acquisition engine, enabling one of the lowest CACs in the industry, driving engagement and data collection, and enabling increased cross-selling of financial products — particularly the responsible expansion of credit to our existing customer base, helping us steadily increase share of wallet.

We also made meaningful product advancements throughout the year.

In Consumer Banking, our high-income offering was strengthened with the soft launch of Epic, a product suite designed for affluent clients, including a premium card, investments, subscriptions, and additional benefits, and the recent rollout of the cards and investment aggregators, which consolidates card spend, statement limits, and investments from multiple other banks into a single hub inside our app. Every aggregator deepens engagement, generates proprietary data on customer behavior and creates natural cross-sell opportunities.

In the SMB segment, the highlight is the one-click integration between personal and business accounts — with near-zero acquisition cost — combined with cards, investments, and solutions such as Tap on Phone, helping us open on average 60 thousand new business accounts every month.

Our ecosystem expansion also brought new beyond-banking experiences inside the app, including delivery services through our partnership with Rappi, one of the largest delivery platforms in Latin America, as well as Travel and Experiences hubs with CVC, in addition to products such as raffles and lottery offerings.

Finally, we continued to expand our AI initiatives, which began in 2023, when we became pioneers in applying artificial intelligence to customer service.

Today, we operate across three main AI fronts:

●	AI solutions delivered at scale, improving customer experience in basic banking services such as Pix and payments through our AI assistant embedded in WhatsApp, which already serves over 10 million users.

●	AI-driven in-app recommendations, delivering more than 50 billion personalized recommendations in 2025.

●	AI-powered customer service, where 100% of chat interactions start with AI, improving resolution rates by more than 20% while preventing the need to hire more than a thousand of additional call center representatives.

Additionally, we developed Hub AI, our proprietary internal agent platform, used by more than 4,000 employees, with over 1,000 internal agents supporting functions such as coding, marketing, and HR operations.

We believe our journey as an AI-driven fintech is just beginning, with many additional opportunities ahead. As we advance in these initiatives, we will continue sharing updates with the investor community.

Looking ahead, we remain confident in the long-term potential of the Brazilian financial services market and in our ability to capture these opportunities. PicPay continues to stand among the fastest-growing fintechs globally, combining revenue expansion, consistent profit generation, and continuous evolution of our business model.

We thank our customers, employees, partners, and investors for their trust throughout this journey. Our new chapter as a listed company begins with the same essence that has defined our trajectory: innovation, disciplined execution, and a commitment to simplifying the financial lives of Brazilians.

We remain confident as we continue building the next chapters of this story.

Eduardo Chedid

Chief Executive Officer

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Performance in the Period - Operating highlights

1. Consumer Banking

1.1 Total Accounts and Activation

We closed 2025 with 67.0 million total accounts registered on our platform, an 11% increase from December 2024, or a net addition of 7 million accounts. This pace of more than 1 million new accounts per quarter has been positioning us to become one of the largest digital banks in Brazil.

As of December 2025, we were the seventh-largest financial institution among incumbents and neobanks, and the third-largest digital bank in the country, according to data from the Brazilian Central Bank. Additionally, our quarterly active clients reached 42.7 million in 4Q25, up 10% year over year.

Note: (1) Quarterly active clients consider the number of customers and businesses that opened the app/or made at least one financial transaction, and/or generated revenues in the quarter.

1.2 Cash-in and Deposits

In 4Q25, our customers brought R$139.4 billion to our platform, as reflected in the 27% increase of total cash-in compared to 4Q24. On average, customers are bringing more than R$46 billion to our platform each month. For the last twelve months of 2025, we reached R$483.4 billion, an increase of 29% from 2024.

As of December 31, 2025, we’ve totaled R$29 billion in deposits, an increase of 44% year over year. This increase, in addition to the higher cash-in levels presented, can also be attributed to the increased distribution of PicPay CDs through third-party channels, as well as to the adoption of PicPay’s piggy banks from our customer base. Currently, we have multiple sources of funding such as our own platform, third-party platforms, FIDCs, and Financial Letter of Credit (LC), and the company is actively seeking other efficient sources of funding in the market.

Finally, it is also worth mentioning that we have been capable of maintaining a quarterly cost of funding practically stable during the last twelve months.

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Note: (1) Total Cash-in represents the amount of money that our customers deposit/receive in their digital accounts. (2) Deposits include the balance at the end of the period from user payment accounts as well as daily liquidity and fixed-term PicPay CDs (including third-party distribution). (3) Our cost of funding considers the weighted average observed in the quarter from our multiple sources of funding, such as PicPay CDs, FIDCs, and Financial Letter of Credit (LC).

As we further improve our platform and expand our ecosystem by introducing new products and services, and accelerate our credit operations, older cohorts accelerate their adoption of new products and services, while new cohorts onboard at more mature levels and adopt new products and services faster. New cohorts achieve, on average, 3 products in two quarters.

As a result of the acceleration of our credit operations and especially higher monthly cash-in levels, customers with their primary banking relationship within PicPay accounted for 35% of the total active customer base.

1.3 Transactional Activities

We continue to see increased transactional activity, boosted by our position as one of the largest digital wallets in the country and our unique AI-powered user experience, supported by AI agent tools. We closed the last quarter of 2025 with R$158 billion in total TPV, an increase of 28% compared to the same period in 2024. For the full year, we totaled R$550 billion, up 31% from 2024.

Regarding our digital wallet volumes, we totaled R$142 billion, an increase of 27% compared to 4Q24. For the full year of 2025, volumes reached R$497 billion, 30% higher than the previous year. Pix Finance continues to play a very important role in customer cross-selling, engagement, and monetization on our platform, as we can present higher PicPay Card penetration relative to total credit card TPV in the digital wallet. For the last three months of 2025, TPV from Pix transactions using our own credit cards as the source of funds totaled R$2.6 billion, an increase of 70% compared to 4Q24. For the full year, we totaled R$8.8 billion, an expansion of 121% against the previous year.

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Note: (1) Wallet & Banking TPV is composed of instant payments and bill payments funded through customer account balance and/or credit cards registered on file (including our PicPay Card), as well as other transaction activities related to banking features such as cash withdrawal. (2) Pix Finance includes only Pix transactions conducted by our customers with the PicPay card as a source of funds.

1.4 Credit

1.4.1 Loans

In 4Q25, we originated R$4.4 billion in loans, an increase of 116% from 4Q24. Of the total volume presented in the quarter, 88% was for secured loan products. In turn, for the full year, we reached R$11.4 billion, 67% higher than the previous year, and with secured loans representing 77% of the new contracts originated during the period.

Consumer Loans Portfolio – Base 100 Analysis

The following base-100 analysis tracks the evolution of our consumer loans portfolio, focusing on spreads and the “Over 30 MOB3” delinquency indicator — defined as loans over 30 days past due in the third month of each cohort.

The analysis shows a consistent and significant improvement in asset quality across cohorts, supported by the strategic shift in origination mix toward secured products — particularly Private Payroll Loans.

The evolution of delinquency and spreads is a direct result of our risk-based pricing strategy. As origination quality improves and the mix shifts toward lower-risk products, delinquency declines — and pricing adjusts accordingly, reflecting the improved risk profile rather than competitive pressure. This ensures economic returns and portfolio resilience are preserved across cycles.

Note: (1) Secured loan origination includes private payroll loans, public payroll loans (INSS and SIAPE), and FGTS loans. (2) Unsecured loan origination includes personal loans and buy-now-pay-later.

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Growth in the period was mainly driven by the reacceleration of the private payroll loan product, particularly in the second half of the year, when originations reached approximately R$500 million per month, representing 39% of total loan mix in 4Q25.

Importantly, the most recent private payroll loan cohorts show clear improvements in credit performance, supporting a responsible scaling strategy. It is worth noting that early cohorts (2Q25) were affected by operational challenges in the broader Private Payroll market — a new product category for the entire industry, where payroll data integration, employer verification processes, and the early ecosystem infrastructure were still maturing. These market-wide growing pains have since been addressed, and the improvement in recent vintages reflects both the resolution of those external factors and our own underwriting enhancements

●	The Over 30 MOB3 indicator shows a meaningful decline in newer cohorts, reflecting the maturation of the Private Payroll ecosystem and stronger underwriting practices;

●	First payment default improved from low double digits to high single digits, indicating lower initial delinquency; and

●	90-day turnover declined by ~30%, reflecting improved customer stability.

At the same time, we have been able to scale the product while maintaining pricing discipline. Average monthly interest rates remained stable at approximately 4.3% to 4.5%, despite higher volumes and a significant increase in average maturity, which more than doubled – supporting higher lifetime revenue without compromising risk.

Additionally, we see potential collateral upside, including FGTS balances and severance-related guarantees, which provide additional long-term protection and profitability potential.

1.4.2 Credit Cards

Regarding transaction activity on our prepaid and credit cards, over the last three months of 2025, our PicPay Card TPV reached R$17.6 billion, up 42% year over year. For the full year of 2025, card transaction volumes totaled R$58.7 billion, an increase of 50% compared to the previous year. Of the total, around 60% were composed of credit card transactions.

Growth in Card TPV reflects the increasing adoption of PicPay credit cards as a primary payment method within our platform. Credit cards remain a key driver of customer engagement and principality.

Note: (1) Credit includes both on and off us transactions.

Total Unsecured Credit Portfolio Evolution – Base 100 Analysis

The following base-100 analysis tracks the evolution of our total unsecured credit portfolio: balances, spreads, and First Roll Rates (i.e., the percentage of credit card balances that migrate from current to 1-30 days past due in the period, widely used as a leading indicator of asset quality). These metrics reflect a consistent growth strategy with risk discipline and portfolio mix optimization.

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The portfolio more than doubled over the period, driven primarily by the increased contribution of our Progressive Limits approach, which grew from 7% to 25% of total balances.

The Progressive Limits approach is designed as an early-stage customer acquisition and risk calibration strategy. In this phase, we intentionally prioritize identifying high-quality customers over minimizing NPLs. Small initial limits allow us to observe customer behavior and appropriately price risk, with spreads calibrated to absorb expected losses. This phase typically lasts 8 to 10 months and serves as a funnel for future upgrades.

Customers who demonstrate strong credit behavior are upgraded to the Standard portfolio, which represents our end-state. In this segment, limits and conditions are aligned with income, risk profile, and credit history.

As a result, the increase in First Roll Rates observed in the combined portfolio is primarily a composition effect driven by the growing share of Progressive Limits — not a deterioration in underlying credit quality. This is evidenced by the Standard portfolio in isolation, where First Roll Rates have declined to 96 of the base-100 index, confirming that the core book continues to improve.

As customers migrate to the Standard portfolio, we observe a clear improvement in credit quality, with declining First Roll Rates and expanding spreads, reinforcing the effectiveness of our underwriting and customer selection strategy.

The Standard portfolio continues to show strong and consistent growth, with balances increasing by nearly 90% over the period, reaching 189 on the base-100 index from 2Q24. It represents a more mature, stable, and predictable base, combining lower risk with higher margin visibility and acting as a core profitability anchor for the portfolio.

Overall, the combined evolution of spreads and First Roll Rates demonstrates our ability to scale the portfolio while preserving economic returns and maintaining risk discipline.

1.4.3 Consolidated Credit Portfolio

We closed 2025 with a total credit portfolio of R$24.1 billion, including both consumer and SMB lending, an increase of 128% over 2024 and 29% over September 2025.

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The consumer credit portfolio showed accelerated and well-balanced growth in 4Q25, driven by higher origination in secured products and a stronger focus on seasoned customers in unsecured lending.

A notable shift in the portfolio mix occurred during the quarter. The decline in FGTS origination reflects adverse market conditions and regulatory constraints on FGTS rules, rather than a deliberate de-prioritization. At the same time, we made a strategic decision to accelerate Private Payroll Loans as the primary growth engine, effectively replacing the FGTS momentum with a product that offers significantly higher risk-adjusted returns — as reflected in the NIMAL comparison below.

This evolution reflects a structural shift toward a more resilient and defensive portfolio, anchored by secured lending — particularly private payroll loans — while, in unsecured products such as credit cards, growth is increasingly focused on customers with at least 12 months of established credit behavior:

●	Private Payroll Loans contributed R$ 1.4 billion (33% of incremental growth), reinforcing its position as the main growth driver;

●	Mature credit cards (12+ months) added R$ 1.1 billion (25%), reflecting the continued seasoning of prior cohorts and improved credit quality;

●	Public Payroll Loans accounted for R$ 0.9 billion (20%), maintaining solid growth;

●	FGTS contributed R$ 0.3 billion (6%), reflecting the adverse market conditions and regulatory constraints affecting this product category.

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Note: (1) NIMAL (net interest margin after losses): net interest income after credit losses as a percentage of the average loan portfolio. (2) Projected.

It is worth noting that this portfolio rotation, while beneficial from an NIMAL perspective, has an effect on provision formation. FGTS products carry minimal credit losses, so as Private Payroll Loans take a larger share of the mix, higher provision levels are expected — even though the underlying unit economics are superior. This dynamic should be considered when evaluating the evolution of credit loss allowance expenses in the context of our improved portfolio composition.

In terms of consolidated profitability from our credit activities, in the last quarter of 2025, our net interest income (NII) reached R$1.4 billion, an increase of 72% compared with 4Q24. For the full year of 2025, NII totaled R$4.9 billion, up 87% from the previous year. As a result, our quarterly annualized net interest margin (NIM) reached 20% in the last quarter of 2025.

Below, we present the quarterly evolution of our NII and NIM in the last twelve months. We have been able to deliver strong net interest margins of around 20% each quarter, well above Brazil's basic interest rates.

Note: (1) Net interest income is calculated as the difference between the financial income and the interest and other financial expenses presented in the consolidated income statement. (2) The quarterly annualized net interest margin is calculated as the NII divided by the average interest-earning financial assets at the beginning and end of period, including: (i) cash and cash equivalents; (ii) financial assets at fair value through profit or loss; (iii) financial assets at fair value through other comprehensive income; (iv) interest-earning portfolio; (v) other receivables; and (vi) other financial assets at amortized cost.

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In addition, we present the total margin performance from credit products before and after credit loss expenses for 4Q25 and 2025. This metric better reflects a complete understanding of the profitability from our credit activities considering the entire operation, since our loss absorption targets (most important metric that drives our credit underwriting decisions) also consider fees and commission revenues linked to credit products, such as interchange fees from card transactions and loan insurance protection, in order to analyze the potential revenue generation from each customer cohort during its lifetime.

In 4Q25, the margin from credit products totaled R$1.5 billion, an increase of 69% compared to the same period of the last year. For the full year, we totaled R$4.9 billion, an increase of 110% versus 2024. Considering those margins adjusted to losses, we totaled R$682 million in 4Q25, up 74% from 4Q24, and R$2.4 billion for the full year of 2025, up 63% from 2024. These margins led to a loss absorption ratio of 54% in 4Q25 and 52% for the full year, exactly in line with the range that our operating fundamentals aim to achieve. The increase in the loss absorption ratio from 38% to 52%, comparing 2024 to 2025, is strongly aligned with our decision to move forward on our risk appetite by ramping up credit offerings for the progressive limit group (higher monthly spreads and loss absorptions of up to 100% as a CAC approach), where we accept higher initial losses in exchange for identifying and graduating high-quality customers into the Standard portfolio.

Note: (1) We calculate margin from credit products as the sum of total net revenue from transaction activities and other services and financial income from our credit operations (cards and loans) minus cost of funding from these products. (2) We calculate margin from credit products after losses as margin from credit products minus credit loss allowance expenses.

1.4.2.1 Asset Quality

The 15–90 day NPL ratio was slightly lower in 4Q25, reaching 7.6% compared to 8.1% of the previous quarter, while NPLs over 90 days past due reached 7.2%, a slight increase quarter-over-quarter.

This dynamic is expected and reflects the continued acceleration of portfolio growth and seasoning, as well as portfolio mix effect.

On the secured side, we have been shifting origination from FGTS prepayment — a product with near-zero credit risk — toward private payroll loans, which represent a significantly larger market opportunity and offer superior unit economics, albeit with slightly higher risk and upfront provisioning requirements.

On the unsecured side, our progressive limit approach increased from 18% in 4Q24 to 25% of unsecured credit balances in the current quarter, as discussed in the previous section. Under this strategy, we aim to identify and graduate high-quality customers into our standard portfolio, which delivers strong unit economics and healthier asset quality over time.

While this approach may result in higher early-stage delinquency, it reflects a deliberate investment in expanding a larger and healthier long-term credit base, fully aligned with our customer acquisition strategy.

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Below, we present our quarterly cost of risk starting in 4Q24. As shown, our cost of risk reached 3.7% in 4Q25, flat compared to the previous quarter, despite our increased exposure to the private payroll loan product during the period. Comparing the last twelve months, the quarterly cost of risk decreased by 1.4 percentage points, driven by the accelerated growth of our credit portfolio and the increased share of secured credit lines in the outstanding balance (from 43% in 4Q24 to 51% in 4Q25). Our cost of risk is expected to be approximately flat in 1Q26 and between 3.5-4.0% per quarter for the rest of 2026.

Note: (1) Quarterly Cost of risk is calculated as the total credit loss allowance expenses in the quarter divided by the average total credit portfolio, considering the beginning and end of the period.

Additionally, in December 2025, we conducted our annual review of expected credit loss parameters, reflecting the increasing maturity of our credit portfolios and improvements in our risk models. Enhancements included the implementation of renegotiation tracking, specialization of models for new products, adoption of advanced machine learning techniques, and migration from benchmark LGD assumptions to internally developed models. Additionally, we implemented a stricter policy to accelerate the classification of renegotiated non-performing exposures from Stage 2 to Stage 3. During the quarter, R$590 million of Stage 2 portfolio balances were reclassified to Stage 3 , resulting in an ECL increase of R$88 million in the quarter.

These changes led to a one-off increase of 2.8p.p in the quarter. Looking ahead, in 1Q26, Stage 3 formation will be between 3.7% and 4.0% going forward, and we expect the indicator to stabilize between these ranges going forward.

Note: (1) Stage 3 formation is calculated considering the stage 3 balance in each period minus the stage 3 balance in the immediately previous period, plus write-off migration and reversal due to liquidation.

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This stage migration reflects primarily methodological adjustments rather than any underlying credit deterioration. The expected level is supported by the observed improvement in credit origination quality, driven by the increasing maturity of our credit and collection tools, as reflected in the better formation of Stage 2 exposures.

Note: (1) Stage 2 Formation represents the net inflow of Stage 2 exposures during the period. The indicator is calculated by the variation in the Stage 2 balance compared to the previous period, adjusted for operations that migrated from Stage 2 to Stage 3, divided by the total balance of operations in Stage 1 and Stage 2 at the beginning of the period.

The Coverage by Stage chart below highlights the evolution of provisions throughout 2025, reflecting a prudent and consistent approach to credit risk management, even amid accelerated portfolio growth.

The reclassification of credits from stage 2 to 3 resulted in reductions in the coverage of stages 2 and 3, which is to be expected as the credits that migrated from stage 2 to 3 had relatively higher coverage than the average of stage 2 and relatively lower coverage than the average of stage 3. Overall, stage 2+3 coverage reached 62%, higher than previous quarters which is a strong level when compared to that of our main peers.

1.4.2 Insurance activities

In 4Q25, we reached 9.0 million active insurance policies distributed through our platform, up 76% from 4Q25 and more than 35 times since the last quarter of 2022. We remain one of the largest digital distributors in the country, supported by strong adoption of insurance products, including wallet protection, credit card protection, and loan protection, among our customers.

We intend to continue to use our differentiated operating scale to embed and distribute insurance through contextual sales experiences (around 91% of our sales originate from embedded or contextual customer journeys). Our goal is to turn a traditionally expensive and complex product into a simple insurance offering, targeting small-ticket and microinsurance to unlock high returns in Brazil’s underpenetrated market.

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2. Small and Medium-Sized Businesses (SMBs)

2025 was a pivotal year in strengthening our small and medium-sized business (SMB) segment. Throughout the year, we accelerated the rollout of a robust pipeline of products and services designed to support thousands of entrepreneurs across the country.

On the banking side, we expanded the delivery of several transactional products for our clients, including Pix, credit card bill payments, piggy banks yielding 102% over CDI, and secured credit cards for this side of our ecosystem. Another important delivery was integrating the SMB account and the consumer account into the same app. Now, customers who also hold a business account can integrate it using the same app they already use for their personal financial management. The idea is to increase the opportunity to offer solutions with the same user experience already delivered on the consumer side of our ecosystem, leveraging the fact that almost 10 million users in our customer base are also business owners.

On the acquiring side, we highlight the launch of our Tap on Phone solution, which simplifies and streamlines sales for small businesses that rely on fast, practical payment solutions in their day-to-day sales.

As a result of all the strategic actions conducted throughout the year, our SMB TPV totaled R$11.1 billion in the last quarter of 2025, up 36% from 4Q24. For the full year, we totaled R$39.9 billion, an increase of 47% over the previous year.

3. Consolidated Financial Results for the period

3.1. Net revenues

In 4Q25, our total net revenues reached R$3.0 billion, an increase of 69% when compared to 4Q24. For the full year of 2025, net revenues amounted to R$10.3 billion, an increase of 85% when compared to the previous year. The increase is mainly due to the following reasons:

(i)	Increased penetration of credit revenues in the mix, which represented 52% of our total net revenues in the last quarter of the year, led by higher exposure to interest revenues originating from the secured credit portfolio (from 9% in 2024 to 16% of total revenues in 2025), specially due to the acceleration of the private payroll loan offer (higher average interest rates compared to other existing products in the mix).

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(ii)	Stronger transactional activities from our ecosystem, followed by the growth of revenues coming from our Pix Finance solution within the digital wallet, as well as by the higher adoption of the PicPay card usage among our customer base, leading us to an expansion of not only credit revenues, but also of services revenue as interchange fees linked to prepaid and credit card transactions are ramping up quarter after quarter given the expressive growth of our card TPV.

(iii)	Our positioning as one of the largest digital insurance distributors in the country, as demonstrated by the annual growth of the active insurance policies in our platform, has enabled us to continuously increase commission revenues for this product in both periods of comparison.

(iv)	Higher engagement levels from our customer base as they are increasingly adopting more products and services offered on our platform (cross-selling) while pulling more funds from other bank accounts to PicPay, as expressed by the robust growth of total cash-in in all periods of comparison, which is one of the growth drivers for our deposits.

Below, we present our revenue mix for both periods of comparison. It is important to highlight that, even with the increased penetration of net revenues coming from our lending activities, revenues with no credit risk, such as float and fees, commissions, and other services (which include the financial income originated from third-party credit card transactions conducted by our customers in the digital wallet) still represents almost half of our total net revenues in 4Q25 and for the full year of 2025 (around 49% over the total). This ability to continue to present diversified revenue streams is one of our main advantages, as we have a more defensive mix compared to peers in the market that also operate with credit.

Note: (1) “Unsecured credit products” includes interest revenues from the unsecured credit portfolio (personal loans and credit cards). (2) “Secured credit products” include interest revenues from the secured credit portfolio (private and public payroll loans and FGTS loans). (3) “Fees, commissions, and other services” includes total net revenue from transaction activities and other services presented in our consolidated income statement, plus the financial income originating from third-party credit card transactions conducted by our customers in the ecosystem. (4) “Float” is calculated as the difference between total revenue and the sum of secured credit products, unsecured credit products and fees, commissions and other services.

3.1.2 ARPAC

In terms of quarterly average revenue per active client (ARPAC), we reached R$71.0 in 4Q25, up 52% from 4Q24. Considering the quarterly average for the full year of 2025, we reached R$62.9 per active client, an increase of 66% over the previous year. Below, we present the ARPAC evolution on a quarterly basis from the first quarter of 2024 onwards.

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Note: (1) The quarterly average revenue per active client is equal to the total net revenue and financial income in the quarter divided by the average number of quarterly active clients, considering the beginning and the end of each period.

3.2. Expenses & Operating Efficiency

3.2.1. Transactional and financial expenses

Total transaction and financial expenses reached R$1.2 billion in the last quarter of 2025, up 110% from 4Q24. For the full year, we totaled R$4.2 billion, representing a 117% increase compared to 2024. Such an increase for both periods of comparison can be mainly explained by:

(i)	Annual increases of 128% and 143% in the line of interest and other financial expenses for the fourth quarter and the full year of 2025, respectively. The increase in both periods can be mainly attributed to the combined impact of: (i) higher interest rates practiced in the economy during the last twelve months; (ii) the growth in our total deposits and the accelerated distribution of fixed-term PicPay CDBs off-platform; and (iii) analogue to previous cause, the necessity to increase funding activities to meet accelerated credit growth in the period.

(ii)	Increases of 55% and 40% in the year over year comparison for transaction expenses in 4Q25 and 2025, respectively. Such expansions can be attributed to: (i) higher expenses related to processing fees charged by acquirers and card scheme networks, given the growth of our total TPV; and (ii) higher expenses related to card issuance, followed by the increase of our PicPay Card offer, as explained in the credit section.

3.2.2. Gross Profit

As a result of the factors mentioned above, we recorded R$1.0 billion in gross profit in 4Q25, an increase of 38% compared to 4Q24. For 2025, we totaled R$3.6 billion, 29% up from 2024.

We believe that, from a revenue and expense perspective, we will be able to deliver higher gross profit annual growth in the upcoming quarters, especially due to the following:

(i)	The continuing maturation of our total credit portfolio, supported by the successful credit underwriting strategy that we have been able to deliver over the last two years for secured and unsecured credit lines.

(ii)	Our strong potential gains of scale, which are translated by a large and still underpenetrated customer base (currently holding only 6% of their total credit limit taken in the market within PicPay’s platform), allowing us to increase principality and monetization levels over time.

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(iii)	Additional revenue growth expected from other strategic business segments in our ecosystem beyond consumer banking, such as SMBs and Audiences & Ecosystem Integration, which together delivered a robust roadmap of products and services throughout the year, aiming to increase engagement and monetization within PicPay’s business flywheel.

(iv)	Analogous to the first item mentioned above, as our portfolio continues to mature over time, followed by increased penetration from customers with proven good credit behavior (mostly coming from our progressive limit strategy), we’ll be able to present important credit loss provision reversals, more than offsetting additional provisions required in the short term.

Note: (1) Gross Profit for the quarter and the full year is calculated as the total net revenues and financial income minus total transaction and financial expenses, less credit loss allowance provisions.

3.2.3. Operating expenses

In 4Q25, our adjusted operating expenses, which exclude non-recurring items for the period, totaled R$772 million, an increase of 15% when compared to the same period of the previous year. For the full year of 2025, adjusted expenses totaled R$3.0 billion, up 23% from 2024.

Below, we present a detailed breakdown of each one of the non-cash and one-time events that took place exclusively during the last quarter of 2025:

(i)	initial expenses of the share-based long-term incentive plan totaling R$210.1 million.

(ii)	additional contingency expenses originating from the updated assessment outcome in the amount of R$64 million in the period related to: (i) labor taxes payable on bonuses awarded for employee performance in 2023 and 2024; and the Contribution for Intervention in the Economic Domain (“CIDE”) dispute.

The expenses growth previously mentioned can be mainly explained by the following items:

(i)	a growth of 38% and 49% in marketing expenses totaling R$147.7 million and R$494.9 million for 4Q25 and the full year of 2025, respectively. The increase in 4Q25 was primarily due to higher cashback and customer acquisition expenses, aimed at boosting engagement levels within our existing customers while also growing total accounts through performance media investments. For 2025, increased marketing expenses were also driven by higher advertising expenses, as we intensified the number of marketing campaigns throughout the year.

(ii)	a growth of 37% and 51% in depreciation and amortization totaling R$117.0 million and R$442.8 million for 4Q25 and 2025, respectively. The increase in both periods of comparison is attributable to higher amortization of intangible assets resulting from the activation of working hours by our development engineers, given the pace of our product launch in 2025.

Additionally, we present the quarterly evolution of our efficiency ratio. In 4Q25, our adjusted efficiency ratio (including the previously detailed adjustments) was 49.9%, compared with 60.2% in 4Q24 and 53.8% in the previous quarter. We expect to continue delivering strong reductions in revenue consumption as we accelerate top-line growth while maintaining extremely disciplined cost and expense control, as reflected in our current quarterly average cost-to-serve.

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Note: (1) Efficiency ratio is calculated as the sum of transaction expenses, technology expenses, marketing expenses, personnel expenses, administrative expenses, depreciation and amortization, and other expenses divided by the sum of net revenue from transaction activities and other services, financial income minus interest and other financial expenses, plus other income. (2) The efficiency ratio in 4Q25 was adjusted by non-recurring operating expenses in the period.

3.2.4. Cost to serve

In 4Q25, our quarterly average cost to serve reached R$20.4 per active client, up 11% year-over-year. The increase was mainly driven by higher cross-sell of products and services, reflecting the continued expansion and engagement of our ecosystem. On a quarter-over-quarter basis, the increase is also explained by a tougher comparison base, as 3Q25 benefited from higher rebates related to our Mastercard agreement, driven by volume and performance targets achieved in the period, which temporarily reduced our cost to serve. Our quarterly average cost to serve for 4Q25 was adjusted by the recognition of non-cash expenses related to one-time initial expenses of the share-based long-term incentive plan and the recognition of expenses related to the establishment of provisions for contingencies.

It is important to highlight that we continue to present the lowest cost to serve in the market, which is 14 times lower than the average for traditional banks. Our efficient cost structure, enabled by our fully digital platform, is one of our main competitive advantages as it allows us to offer more attractive fees without sacrificing our contribution margins.

Note: (1) The quarterly cost to serve is calculated by the sum of transaction expenses, technology expenses, marketing expenses (excluding CAC expenses), personnel expenses, and administrative expenses in the quarter divided by the average number of quarterly active clients in the period.

4.0 Profitability

As a result of the previously mentioned factors, our adjusted earnings before income taxes (EBT) reached R$241 million in the last quarter of 2025, an increase of 284% compared to 4Q24. For the full year of 2025, we totaled R$592 million, 71% higher than in 2024. Regarding our consolidated adjusted net income for the period, we totaled R$188 million in 4Q25, nearly doubling from 4Q24 (136% year-over-year growth). For the full year, we reached R$502 million, an increase of 99% compared to the previous year.

It is important to note that, specifically in the last quarter of 2025, we recognized a one-time tax credit of R$890 million related to the recognition of deferred tax assets, based on expectations that the payment institution subsidiary will generate sufficient taxable profit in the future and in the same period, we also recorded R$210 million in expenses associated to our stock-based compensation plan. These were the most significant adjustments in our reported results in the quarter. Finally, our quarterly annualized adjusted return on average equity (ROE) reached 24.4% in 4Q25, almost 6 percentage points higher than in the same period last year.

19

Note: (1) The quarterly annualized return on equity (ROE) is calculated by multiplying the adjusted net income in the quarter by four and then dividing it by the average adjusted shareholders’ equity (including the aforementioned adjustments in the accumulated net income for the year) in the beginning and end of the period

5.0 Capital Ratio

We present the evolution of our capital ratios, projecting a Common Equity Tier I Ratio of approximately 14% and a Total Capital Ratio of around 16% by the end of the first quarter of 2026. Of the proceeds from the IPO, 75% have already been invested in the bank, while the remaining funds will be retained at our holding company in the Netherlands for future use, such as completing the acquisition of Kovr.

6.0 Guidance

	4Q25 Top of the Guidance	4Q25 Actual	Guidance Beat	2025 Top of the Guidance	2025 Actual	Guidance Beat
	(in R$ M)			(in R$ M)
Total Revenue and Financial Income	2,833	3,014	+4.5%	10,011	10,278	+2.7%
Gross Profit	990	1,013	+2.3%	3,493	3,559	+1.9%
Profit (loss) Before Income Taxes	(84)	(33)	+60.7%	232	317	+36.6%
Net Income	712	828	+16.3%	1,009	1,142	+13.2%
Adjusted Profit Befores Income Taxes	215	241	+12.1%	531	592	+11.5%
Adjusted Net Income	143	188	+31.5%	440	502	14.1%

20

Financials

Consolidated Statements of Profit or Loss

Income Statement (In thousands of Brazilian Reais)
	4Q25	3Q25	4Q24	ΔQoQ	ΔYoY
Net revenue from transaction activities and other services	596,062	433,606	518,936	5%	15%
Financial income	2,417,995	2,297,562	1,267,388	37%	91%
Total revenue and financial income	3,014,057	2,731,168	1,786,324	10%	69%

Transaction expenses	(212,994)	(135,637)	(137,568)	57%	55%
Interest and other financial expenses	(987,364)	(1,021,029)	(433,321)	-3%	128%
Total transaction and financial expenses	(1,200,358)	(1,156,666)	(570,889)	4%	110%
Credit loss allowance expenses	(800,260)	(633,447)	(483,527)	26%	66%
Gross profit	1,013,439	941,055	731,908	8%	38%

Technology expenses	(134,921)	(129,770)	(126,977)	4%	6%
Marketing expenses	(147,650)	(94,721)	(106,667)	56%	38%
Personnel expenses	(540,766)	(296,421)	(303,929)	82%	78%
Administrative expenses	(151,429)	(131,243)	(61,032)	15%	148%
Depreciation and amortization	(116,982)	(114,942)	(85,252)	2%	37%
Other expenses	(7,031)	(30,440)	(4,623)	(77)%	52%
Other income	52,094	24,392	19,323	114%	170%

Profit before income taxes	(33,246)	167,910	62,751	(120)%	(153)%

Current income tax	131,403	(333,486)	(219,852)	(139)%	(160)%
Deferred income tax	729,680	270,986	236,907	169%	208%
Total Income Tax and Social Contribution Expense	861,083	(62,500)	17,055	(1,478)%	(4,949)%
Profit for the period	827,837	105,410	79,806	685%	937%

Adjusted Profit Before Income Taxes Reconciliation(1)

	4Q25	3Q25	4Q24	ΔQoQ	ΔYoY
		(in R$ M)		%
Profit before income taxes	(33.2)	167.9	62.8	(120)%	(153)%
Adjustments:
Expenses related to share-based long-term incentive plan(2)	210.1	-	-	-	-
Expenses related to provision for contingencies(3)	64.3	-	-	-	-
Adjusted Profit Before Income Taxes	241.2	167.9	62.8	43.7%	284.1%

Notes:

(1)	We calculate Adjusted Profit Before Income Taxes as our Profit Before Income Taxes, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; and (ii) expenses related to one-time provisions for contingencies.

(2)	Refers to the recognition of non-cash expenses related to one-time initial expenses of the share-based long-term incentive plan as a result of the IPO.

(3)	Refers to the recognition of expenses related to the establishment of provisions for the following contingencies: (i) expenses related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated; and (ii) expenses related to Contribution for Intervention in the Economic Domain (“CIDE”) dispute for which our assessment of the expected outcome has been updated. CIDE is a Brazilian federal levy designed to fund government initiatives that regulate, promote, or develop specific sectors of the economy.

Adjusted Profit Reconciliation(1)

	4Q25	3Q25	4Q24	ΔQoQ	ΔYoY
		(in R$ M)		%
Profit for the period	827.8	105.4	79.8	685%	937%
Adjustments:
Expenses related to share-based long-term incentive plan(2)	210.1	-	-	210.1	-
Expenses related to provision for contingencies(3)	64.3	-	-	64.3	-
Recognition of deferred tax assets(4)	(889.9)	-	-	(889.9)	-
Adjusted Profit	188.2	105.4	79.8	78.6%	135.8%

Notes:

(1)	We calculate Adjusted Profit as our profit for the period/year, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; (ii) expenses related to one-time provisions for contingencies; and (iii) initial recognition of certain tax assets.

(2)	Refers to the recognition of non-cash expenses in the amount of R$210.1 million related to one-time initial expenses of the share-based long-term incentive plan as a result of the IPO.

(3)	Refers to the recognition of expenses related to the establishment of provisions for the following contingencies: (i) expenses in the amount of R$34.1 million related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated; and (ii) expenses in the amount of R$30.2 million related to Contribution for Intervention in the Economic Domain (“CIDE”) dispute for which our assessment of the expected outcome has been updated. CIDE is a Brazilian federal levy designed to fund government initiatives that regulate, promote, or develop specific sectors of the economy.

(4)	Refers to the recognition of previously unrecognized estimated deferred tax assets in the amount of R$889.9 million based on expectations that Picpay Payment Institution will generate sufficient taxable profit in the future against which the asset can be realized.

Consolidated Statements of Profit or Loss

	Year ended December 31,
Income Statement (In thousands of Brazilian Reais)	2025	2024	Variation
Net revenue from transaction activities and other services	1,891,204	1,524,048	24%
Financial income	8,386,620	4,046,096	107%
Total revenue and financial income	10,277,824	5,570,144	85%

Transaction expenses	(691,227)	(493,676)	40%
Interest and other financial expenses	(3,499,396)	(1,438,664)	143%
Total transaction and financial expenses	(4,190,623)	(1,932,340)	117%
Credit loss allowance expenses	(2,528,543)	(887,025)	185%
Gross profit	3,558,658	2,750,779	29%

Technology expenses	(502,690)	(508,600)	(1)%
Marketing expenses	(494,885)	(333,180)	49%
Personnel expenses	(1,422,727)	(1,090,833)	30%
Administrative expenses	(444,686)	(234,423)	90%
Depreciation and amortization	(442,761)	(292,911)	51%
Other expenses	(58,946)	(33,013)	79%
Other income	125,376	88,153	42%

Profit before income taxes	317,339	345,972	(8)%

Current income tax	(655,463)	(545,603)	20%
Deferred income tax	1,479,730	451,419	228%
Total Income Tax and Social Contribution Expense	824,267	(94,184)	(975)%
Profit for the period	1,141,606	251,788	353%

Adjusted Profit Before Income Taxes Reconciliation(1)

	2025FY(2)	2024FY	ΔYoY
	(in R$ M)
Profit before income taxes	317.3	346.0	8.3%
Adjustments:
Expenses related to share-based long-term incentive plan(2)	210.1	-	-
Expenses related to provision for contingencies(3)	64.3	-	-
Adjusted Profit Before Income Taxes	591.7	346.0	71.0%

Notes:

(4)	We calculate Adjusted Profit Before Income Taxes as our Profit Before Income Taxes, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; and (ii) expenses related to one-time provisions for contingencies.

(5)	Refers to the recognition of non-cash expenses related to one-time initial expenses of the share-based long-term incentive plan as a result of the IPO.

(6)	Refers to the recognition of expenses related to the establishment of provisions for the following contingencies: (i) expenses related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated; and (ii) expenses related to Contribution for Intervention in the Economic Domain (“CIDE”) dispute for which our assessment of the expected outcome has been updated. CIDE is a Brazilian federal levy designed to fund government initiatives that regulate, promote, or develop specific sectors of the economy.

Adjusted Profit Reconciliation(1)

	2025FY(1)	2024FY	ΔYoY
	(in R$ M)
Profit for the period	1,141.6	251.8	353.4%
Adjustments:
Expenses related to share-based long-term incentive plan(2)	210.1	-	-
Expenses related to provision for contingencies(3)	64.3	-	-
Recognition of deferred tax assets(4)	(889.9)	-	-
Adjusted Profit	502.0	251.8	99.4%

Notes:

(5)	We calculate Adjusted Profit as our profit for the period/year, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; (ii) expenses related to one-time provisions for contingencies; and (iii) initial recognition of certain tax assets.

(6)	Refers to the recognition of non-cash expenses in the amount of R$210.1 million related to one-time initial expenses of the share-based long-term incentive plan as a result of the IPO.

(7)	Refers to the recognition of expenses related to the establishment of provisions for the following contingencies: (i) expenses in the amount of R$34.1 million related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated; and (ii) expenses in the amount of R$30.2 million related to Contribution for Intervention in the Economic Domain (“CIDE”) dispute for which our assessment of the expected outcome has been updated. CIDE is a Brazilian federal levy designed to fund government initiatives that regulate, promote, or develop specific sectors of the economy.

(8)	Refers to the recognition of previously unrecognized estimated deferred tax assets in the amount of R$889.9 million based on expectations that Picpay Payment Institution will generate sufficient taxable profit in the future against which the asset can be realized.

Consolidated Statements of Financial Position

ASSETS	December 31, 2025	December 31, 2024
Cash and cash equivalents	3,863,395	7,471,673
Financial assets	33,226,869	16,875,509
Financial assets measured at fair value through profit or loss	71,451	100,051
Financial Investments	42,435	45,864
Derivative financial instruments	29,016	54,187
Financial assets measured at fair value through other comprehensive income	3,000,551	3,099,077
Financial Investments	3,000,551	3,099,077
Financial assets measured at amortized cost	30,154,867	13,676,381
Financial investments	2,891,089	-
Trade receivables	4,146,321	3,877,167
Consumer Loans	20,913,518	9,578,148
Other receivables	1,911,010	221,066
Prepaid expenses	273,755	141,805
Other assets	19,174	4,371
Tax assets	3,609,417	1,778,853
Current income tax assets	1,533,487	1,212,615
Deferred tax assets	2,075,930	566,238
Legal deposits	1,370	667
Property, plant and equipment	110,784	74,334
Right of use assets – leases	35,462	43,032
Intangible assets	1,138,811	927,414
TOTAL ASSETS	41,986,108	27,317,658

LIABILITIES	December 31, 2025	December 31, 2024
Financial liabilities measured at fair value through profit or loss	15,751	-
Derivative financial instruments	15,751	-
Financial liabilities measured at amortized cost	36,287,500	24,274,008
Third-party funds	29,974,830	20,203,988
Trade payables	5,497,113	3,365,265
Obligations to FIDC FGTS quota holders	815,557	704,755
Labor obligations	594,918	535,434
Taxes payable	826,498	648,205
Deferred tax liabilities	37,791	-
Lease liability	45,171	53,136
Provision for legal and administrative claims	254,723	17,484
Other liabilities	33,842	25,524

Total Liabilities	38,096,194	25,553,791

Equity	3,889,914	1,763,867
Share premium reserve	2,589,934	1,406,563
Capital reserve	131,325	-
Fair value reserve	3,507	(22,610)
Retained earnings	1,148,018	224,633
Non-Controlling interests	17,130	155,281

TOTAL EQUITY AND LIABILITIES	41,986,108	27,317,658

Consolidated Statements of Cash Flows

LIABILITIES	December 31, 2025	December 31, 2024

Profit for the year	1,141,606	251,788
Adjustments for
Income tax and social contribution expenses (benefit)	(824,267)	94,184
Labor provisions	72,090	16,757
Share based long term incentive plan (LTIP)	205,640	-
Depreciation/amortization	442,761	292,911
Provision for legal and administrative claims	108,850	16,328
Chargeback provision	(32,582)	(22,298)
Credit loss allowance	2,528,543	887,025
Write-off / loss on disposal of intangible assets	-	91,879
Interest accrued on third party funds	439,765	1,317,486
Interest accrued on consumer loans	(2,727,191)	(1,537,416)
Interest accrued on FIDC FGTS senior quotas	122,894	(3,245)
Interest accrued on financial assets	(585,607)	(269,850)

Variations in operating assets and liabilities
Financial assets	(2,533,733)	(146,008)
Derivative financial instruments	42,142	(54,187)
Trade receivables and other receivables	(1,926,527)	(520,375)
Consumer loans	(13,091,432)	(7,053,056)
Prepaid expenses	(131,950)	(69,616)
Other assets	(1,840,830)	(1,160,877)
Third-party funds	11,355,574	6,891,698
Labor obligations and taxes payable	1,711,293	905,463
Trade payables and other obligations	2,504,774	2,745,519
Obligations to FIDC FGTS quota holders	(12,092)	832,777
Legal and administrative claims	128,389	(9,907)
Interest received	1,953,489	500,758
Interest paid	(2,033,079)	(1,325,623)
Income tax and social contribution paid	(757,853)	(381,571)
Net cash (used in) from operating activities	(3,739,343)	2,290,544

Cash flows from investing activities
Acquisition of property, plant and equipment	(67,683)	(60,809)
Acquisition of intangible assets	(616,658)	(521,244)
Acquisition of credit card operations	-	(1,815,000)
Acquisition of FIDC PICPAY subordinated quotas	-	(128,022)
Net cash (used in) investing activities	(684,341)	(2,525,075)

Cash flows from financing activities
Share Capital Increase	1,183,371	105,556
Issuance of non-controlling interests	-	230,000
Corporate reorganization	(360,000)
Payment of leases	(7,965)	(8,402)
Net cash from financing activities	815,406	327,154

Net increase (decrease) in cash and cash equivalents	(3,608,278)	92,623

Cash and cash equivalents at the beginning of the year	7,471,673	7,379,049
Cash and cash equivalents at the end of the year	3,863,395	7,471,673

Net increase (decrease) in cash and cash equivalents	(3,608,278)	92,623

PicPay
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PicPay

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